                                                               Exhibit 99(17)(j)

  SUPPLEMENT DATED APRIL 3, 2009 TO THE PROSPECTUSES DATED FEBRUARY 2, 2009 OF
                      SELIGMAN CORE FIXED INCOME FUND, INC.
                              (THE "SELIGMAN FUND")

At a Special Meeting of Shareholders scheduled to be held on June 2, 2009, shareholders who owned shares of the Seligman Fund on April 3, 2009 will vote on the merger of the Seligman Fund into RiverSource Diversified Bond Fund (the "RiverSource Fund"), a fund that seeks to provide shareholders with a high level of current income while conserving the value of the investment for the longest period of time.

For more information about the RiverSource Fund, please call 1-888-791-3380 for a prospectus.